SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Altimmune, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02155H 200

(CUSIP Number)

October 2, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02155H 200	13G	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Novartis Bioventures Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 278,190*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 278,190*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,190*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 278,172 shares of Common Stock of the Issuer and (ii) a stock option to purchase 18 shares of Common Stock.

CUSIP No. 02155H 200	13G	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Novartis AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 278,190*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 278,190*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,190*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 278,172 shares of Common Stock of the Issuer and (ii) a stock option to purchase 18 shares of Common Stock.

Item 1(a).	Name of Issuer:

Altimmune, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

910 Clopper Road, Suite 201S

Gaithersburg, MD 20878

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer

(i)	Novartis Bioventures Ltd. a Swiss corporation, with respect to shares held by it; and

(ii)	Novartis AG, a Swiss corporation, as the publically owned parent of Novartis Bioventures Ltd., with respect to the shares held by Novartis Bioventures Ltd.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principle business offices of Novartis Bioventures Ltd. and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

Item 2(c).	Citizenship:

Novartis Bioventures Ltd. is a corporation organized under the laws of Switzerland and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of Novartis Bioventures Ltd.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

02155H 200

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Novartis Bioventures Ltd. (“Novartis”) is the record owner of (i) 278,172 shares of Common Stock of the Issuer, and (ii) a stock option to purchase 18 shares of Common Stock, after giving effect to the 1-for-30 reverse stock split implemented by the Company on September 13, 2018.

(b)	Percent of Class:

6.8% based on 4,120,517 shares of the Issuer’s Common Stock outstanding as of October 2, 2018, as reported by the Issuer in its prospectus filed on October 1, 2018 and assuming the exercise of the Issuer’s pre-funded warrants issued on October 2, 2018.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Not applicable

(ii)	Shared power to vote or to direct the vote:

278,190

(iii)	Sole power to dispose or to direct the disposition:

Not applicable

(iv)	Shared power to dispose or to direct the disposition:

278,190

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2018

NOVARTIS BIOVENTURES LTD.

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Secretary of the Board

/s/ Stephen Sandmeier
Name: Stephen Sandmeier
Title: Authorized Signatory

NOVARTIS AG

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Authorized Signatory

/s/ Stephen Sandmeier
Name: Stephen Sandmeier
Title: Authorized Signatory

INDEX EXHIBIT

SCHEDULE 13G

Exhibit	Exhibit Description

99	Joint Filing Agreement